
Approaching
$500k
33%
$500,000
Funding Goal: $1.5MM

implant_ninja •••

Disclaimer: We are Testing the Waters to gauge investor interest in an offering under regulation crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#wefunder #startup #fundraising #capital #angelinvesting #venturecapital #dentalimplants

View insights | Boost post

Liked by **dreischic** and **118 others**

1 DAY AGO

Add a comment... Post



WEFUNDER
Explore
Search
← Founder Das
OFF To AMAZING Start!!
LFG!
$382,041
RESERVATIONS 119
$112,600 WEFUNDER CASH
$35,000 PEND
Day 2
implant_ninja
Disclaimer: We are Testing the Waters to gauge investor interest in an offering under regulation crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
2d
donz2323 Let's gooo!!! You the man Ivan!
View insights
Boost post
Liked by dreischic and 48 others
2 DAYS AGO
Add a comment...
Post


WEFUNDER
Explore
Search
lets GOOOOOOO
$283,971 RESERVATIONS
92 INVESTORS
$51,100 WEFUNDER CASH
$27,500 PENDING
FILTERS
Search
implant_ninja
and shark tank. I'll keep ya'll posted!)
Disclaimer: We are 'Testing the Waters' to gauge investor interest in an offering under regulation crowdfunding. No money or other consideration is being solicited. If Sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through wefunders platform. Any indication of interest involves no obligation or commitment of any kind.
3d
View insights
Boost post
Liked by dreischic and 124 others
3 DAYS AGO
Add a comment...
Post


Investing with Implant Club.
IN A NUTSHELL
implant_ninja
Ivan
Disclaimer: We are 'Testing the Waters' to gauge investor interest in an offering under regulation crowdfunding. No money or other consideration is being solicited. If Sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through wefunders platform. Any indication of interest involves no obligation or commitment of any kind.
@wefunder #wefunder #crowdfund
View insights
Boost post
Liked by dreischic and 156 others
5 DAYS AGO
Add a comment...
Post


Implant Club
Financial Roadmap*
Series A
15 M Valuation
60 M Valuation
$3-5M
2,500
members
Seed Round
6 M Valuation
Invest
Profit
2028
$1M
1,000
members
2026
500
members
2025
40
members
2024
2023
Members
Time

implant_ninja

Disclaimer: We are 'Testing the Waters' to gauge investor interest in an offering under regulation crowdfunding. No money or other consideration is being solicited. If Sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through wefunders platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 6d

solacevmedina Love the roadmap visual. Makes it so easy to understand

View insights

Boost post

Liked by **dreischic** and **85 others**

6 DAYS AGO

Add a comment...

Post


Implant Ninja fans,
Let's disrupt the industry **together.**
Get Ready to Invest.
Monday, June 26th.
implant_ninja
start up. 🔥
Link in bio
www.Wefunder.com/implant.club
Have questions? Drop them here. If the questions are about investment terms, I'll guide you to the right resources.
Edited · 1w
drmanjunath_7766 👏
1w Reply
View insights
Boost again
Liked by anguyen06 and 72 others
JUNE 18
Add a comment...
Post


Let's get Ready to RUMBLE
11.5
3.7 x 10
We're raising $1.5 Million.
Through a Community Round, I want to invite you to become an investor in our dental implant start-up.
Learn more below
implant_ninja
Ivan
Legal disclosure:
We are testing the waters to gauge investor interest in an offer under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
2w
View insights
Boost again
Liked by tchicchon and 118 others
JUNE 13
Add a comment...
Post


Not taking investments ...yet.
To brush-up on details about investing go to:
WeFunder.com/implant.club
implant_ninja
Im really excited to tackle this with you!
We are not currently open for investments. But will open up later this summer.
If you are serious about wanting to invest I would recommend studying the material up on the investment platform:
WeFunder.con/implant.club
And I'll start scheduling some zoom sessions to help go over any additional details you'd like to know about.
#implantclub
View insights
Boost again
Liked by tchicchon and 141 others
MAY 31
Add a comment...
Post


funding and we're doing it through regulation crowdfunding.

implant_ninja
Original audio

change in the implant industry together.

More info to come.

PS I noticed some of you already found a way to put their reservations in on the platform 😅 I appreciate that!

Legal disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Link: https://wefunder.com/implant.club

5w

ramonchicchon Hi Dr Ivan. I wish you only the best!

View insights

Boost post

Liked by **tchicchon** and **219 others**

MAY 24

Add a comment

Post


We're working on a way to
crowd-invest $1.5 Million to
GO BIG with Implant Club.
All of you will be able to
own a piece of Implant Club
and be part of the story.
Let's do this together 🔥
implant_ninja
Stockton, California
Whose in?
If you were to invest in a start-up, what would be your main reason for doing so?
LETS GOOOOOOOOOOOOOOOO
(In a soccer commentator voice 😂)
#startup
#capitalraise
#crowdfund
#wefunder
#dentalomplant
View insights
Boost again
Liked by dreischic and 382 others
MAY 22
Add a comment...
Post


Implant Club: Simplifying the Confusing World of Implant...
Implant Ninja · 7 days ago
Not shared
Share
Enter Implant Club.
We Make Doctors Happy
• subscription-based
• high-quality
• simple
CONFIDENTAL
3:06 / 17:30
1.2×
Comment


We're working on a way to crowd-invest $1.5 Million to GO BIG with Implant Club.
All of you will be able to own a piece of Implant Club and be part of the story.
Let's do this together 🔥
implant_ninja
Stockton, California
Whose in?
If you were to invest in a start-up, what would be your main reason for doing so?
LETS GOOOOOOOOOOOOOOOO
(In a soccer commentator voice 😂)
#startup
#capitalraise
#crowdfund
#wefunder
#dentalomplant
View insights
Boost again
Liked by dreischic and 382 others
MAY 22
Add a comment...
Post

And We're OFF!

The amount of support that I have seen for Implant Club has been truly inspirational. It seems like you guys are eager to will this into existence.


Approaching $500k
33%
$500,000
Funding Goal: $1.5MM

We are quickly blowing past our initial milestones and it's looking like the total funding goal is within grasp.

I love reading what you guys write after you invest. *This* is the rocketfuel.

It's TIME!

Our implant start-up Implant Club is **NOW** taking investments! 🚀

If you'd like to become an investor,
follow the red INVEST buttons:

Invest

If you have any questions about how it works, this post explains it.

YOU'LL STOP HEARING FROM ME SOON

I am trying not to SPAM people. So if you wish to stay in the loop for investing, please put your name down here.

Yes keep me updated!

Here's the general idea:



Dental Implants Are Frustrating
Implants are overly complex for doctors and patients.
Implant companies continually change designs so doctors have to keep purchasing new tools.

Hey guys,

You might feel like I've flooded you more info than you know what to do with.


Too much financial information:
MY EYESSS!

If that's the case, let me boil it down.

Here is the "in-a-nutshell" explanation:

It’s almost time. 🚀

Here’s what you have to know.

What: We’re opening Implant Club to investors (like you!)

Who: Open to Everyone

How: Through an equity crowdfunding platform (here)

When: Opens this Monday!

Why: Get in on the ground floor as an investor with Implant Club

Investment Deck

FAQ

What is Crowdfunding?

Crowdfunding refers to a financing method in which money is raised through soliciting relatively small individual investments or contributions from a large number of people.

You don’t have to take my word for it. Here’s the official regulator’s site: https://www.investor.gov/introduction-investing/investing-basics/glossary/regulation-crowdfunding

How much can I invest?

Unless you are an accredited investor, you can’t just run amok and throw money into companies you believe in. This is what the regulators have to say:

Hey,

I’m not gonna lie, seeing all of that money pledged so far has taken this to a whole new level.

I’ve been going over all of my assumptions, my financial projections, and costs to triple check everything. To make sure I can be a good steward of the investments.

Many of you wanting to invest larger amounts, wanted to take a look at **financial projections.**

I am happy to provide it—but I can’t share it freely here.

So **if you want the financial projections**, **please text me your name and email** and I will personally share it with you.

Text me at 209-403-5302

(If you’re outside the USA just reply to this email with “send me the financials!”)

The vision:

To build an implant company based on user experience. To make doctors happy, rather than leaving them confused and frustrated.

In general, this is what the financial roadmap looks like.



Implant Club
Series A
15 M Valuation
60 M Valuation
$3-5M
2,500
members
Seed Round
2028

A lot of you are interested in investing,

(we're almost at $200,000 in reservations!)

and I just realized I might not have properly explained the business!

Here's the idea:


Dental Implants Are Frustrating
• Implants are overly complex for doctors and patients.
• Implant companies continually change designs so doctors have to keep purchasing new tools.
• This can confuse doctors and can lead to costly mistakes.
CONFIDENTAL

Customer experience with dental implants can totally suck.
There should truly be a better way.


Enter Implant Club.
We Make Doctors Happy
• subscription-based
• high-quality
• simple

The Lead Investor Role

Thank you for all of your interest in investing in Implant Club!

Although we have **NOT started taking investments** quite yet, **you guys have already placed over $110,000** in reservations on the investment platform. 🔥

Now, we are looking for something called a **Lead Investor.**

The Lead Investor is the person who is designated to **represent the entire investment group.**

They also are generally the **biggest investor of the round.**

This is an important role within the company so I will be **interviewing people** for the role.

How will we choose the Lead Investor?

- Gets the vision for Implant Club
- Can offer strategic business advice
- Is cool to work with
- Believes in our success

A Lead Investor also invests a substantial portion of the round. While many people are investing smaller amounts, between $5,000 - $25,000 in this raise, the lead investor might likely be investing somewhere around $100k.

If this is something you are considering, reply to this email with your name and phone number and let's discuss.

What is a Lead Investor?

- Directs the voting power on behalf of the entire crowdfund investment group

Okay. HERE it is!

We want to take Implant Club to become a nationally recognized implant brand.

To do so, we are raising capital.

$1.5 Million to be exact—through a **“Community Round.”**

This will allow friends, family, and Implant Ninja fans like you to participate in this journey with us, and benefit from our success.

Anyone – whether or not they’re an accredited investor – will be able to become an angel investor in our start-up implant company.

Already we have had **sooo many requests for more information**, so I made a **short presentation** that explains our venture.

Sometimes you gotta take moonshots to make big things happen. 🚀

I think you’re going to be just as excited as I am.

Best,
Ivan

You can register for and watch the presentation here.

(It’s going to ask for your basic info, because I have to keep track of who I allow to see this information)


Wefunder page
Keep it simple.
Keep it compatible.
• Simple and Universal Design

Thank you for all of the feedback you guys gave regarding my last email about investing in Implant Club. So many questions were sent over!

I can tell that a lot of you care a lot about this movement.

I am humbled that you are eager to participate. I will take all of that into consideration as we finalize all the details.

Currently we are not ready, but **soon you will have the opportunity to invest in us.**

I can't wait to share it with you.

If you are an **over-achiever** and want to **start brushing up** on the opportunity, you can find the details here:

https://wefunder.com/implant.club

Best,
Ivan

PS: I've been getting soo many questions. The ones about the business I can most definitely answer. However, the ones about expected ROI are difficult because as far as I understand (per SEC guidelines and discussions with my lawyer) I am not allowed to tell people what they should expect to earn. These guidelines are put into place in order to guard people from scams.

For **people who are serious about investing**, the BEST way to learn more about the investment opportunity, is to click the link and study all of the material on there. You can view this as "doing your homework." If you review the material, I'll bet you can put together your own expected ROI on this investment.
https://wefunder.com/implant.club

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase

Thank you for all of the feedback you guys gave regarding my last email about investing in Implant Club. So many questions were sent over!

I can tell that a lot of you care a lot about this movement.

I am humbled that you are eager to participate. I will take all of that into consideration as we finalize all the details.

Currently we are not ready, but **soon you will have the opportunity to invest in us.**

I can't wait to share it with you.

If you are an **over-achiever** and want to **start brushing up** on the opportunity, you can find the details here:

https://wefunder.com/implant.club

Best,
Ivan

PS: I've been getting soo many questions. The ones about the business I can most definitely answer. However, the ones about expected ROI are difficult because as far as I understand (per SEC guidelines and discussions with my lawyer) I am not allowed to tell people what they should expect to earn. These guidelines are put into place in order to guard people from scams.

For **people who are serious about investing**, the BEST way to learn more about the investment opportunity, is to click the link and study all of the material on there. You can view this as "doing your homework." If you review the material, I'll bet you can put together your own expected ROI on this investment.
https://wefunder.com/implant.club

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase

Thank you for all of the feedback you guys gave regarding my last email about investing in Implant Club. So many questions were sent over!

I can tell that a lot of you care a lot about this movement.

I am humbled that you are eager to participate. I will take all of that into consideration as we finalize all the details.

Currently we are not ready, but **soon you will have the opportunity to invest in us.**

I can't wait to share it with you.

If you are an **over-achiever** and want to **start brushing up** on the opportunity, you can find the details here:

https://wefunder.com/implant.club

Best,
Ivan

PS: I've been getting soo many questions. The ones about the business I can most definitely answer. However, the ones about expected ROI are difficult because as far as I understand (per SEC guidelines and discussions with my lawyer) I am not allowed to tell people what they should expect to earn. These guidelines are put into place in order to guard people from scams.

For **people who are serious about investing**, the BEST way to learn more about the investment opportunity, is to click the link and study all of the material on there. You can view this as "doing your homework." If you review the material, I'll bet you can put together your own expected ROI on this investment.
https://wefunder.com/implant.club

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase

Hey there, Ivan here.

Here it is.

I’m about to spill the beans.

A few years ago when we were starting our early-user cohort for Implant Club, several **people reached out to me wanting to invest with us.** A couple even offered to invest $100,000 at that point!

While, I was flattered, **I wasn’t ready to accept money at that time.** I wanted to study the market first. I needed to grow and mature as a business leader first.
I strongly believe that Implant Club is what the implant industry needs right now.

I believe we have the right idea:

An implant company that is focused on customer experience and simplicity.

But **in order to win against Big Implant Company**, we need to bring the right resources into it.

And by **rallying together as a community, we can make something special happen.**

So, I am working on a way to **allow the community to invest in Implant Club.**
Before I finalize it, I wanted to ask for your feedback.

What would be your reason for considering investing in a start up?

Give your Input

I’m looking forward to reading your feedback.

Best wishes yall.

Implant Club Investor Presentation

Implant Ninja · 24 days ago   Not shared



Wefunder page
Chrome File Edit View History Bookmarks Profiles Tab Window Help
Tue 11:34 AM
Information for Investors - Goo
Why Invest in Implant Club
canva.com/design/DAFj3elfodE/4QqGFKZmu1UorCK1HHWmsg/edit?analyticsCorrelationI...
Home File Resize
Why Invest in Implant Club 1
Present Share
Search elements
Arrow Line Circle Table Box
Recently used
See all
Lines & Shapes
Edit photo Flip Animate
Share this design
People with access Edit
Add people, groups, or your team
Collaboration link
Only you can access
Copy link
Brand template
Present
Present and record
View-only link
Download
Share on social
Page 2 - Add page title
1.2×
34 min ⚡ 28 min
0:03
Loom – Screen Recorder & Screen Capture is sharing your screen.
Stop sharing
Hide

Comment

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.